INVEST IN **BEAKID (TECHSTARS 2022)**

The OpenTable of kids activities. We give access to the best programs for kids.



BEAKID
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Sittercity
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Child-Care
Summer Camps
After-school

beakid.com Boston MA

Software | Education | SaaS | Community | Techstars

LEAD INVESTOR



Dennis Orlov Lead Investor

I met the founder a few years back before I even had kids. What I saw is someone who has the persistence to make things happen and never give up. When he reached out to me, and told me the problem he was looking to solve, I was struck by the detail with which he understood the marketplace and the vision he had for solving this problem for both sides. I love the size of the market he is trying to address and the step by step go to market plan he has implemented. I have now seen the evolution of this product and thats why I continue to support the company. I love the team, which feels more like a family and hope others will join this company and its vision for the future of parenting and kids education.

Invested $47,000 this round & $110,000 previously

Highlights

1. 🏬 150,000 service providers on BeAKid.
2. 💰 $2,000,000 in transactions processed.
3. 🔥 Scaled to 70,000+ monthly active users in the last 6 months.
4. 👫 On average children participates in 4.5 activities per week.
5. 💸 Parents spend $250/month on their children's activities.

5. 💸 Parents spend $250/month on their children's activities.

6. 🎯 BeAKid charges subscription fee and/or % on every transactions through our platform.

Our Team



Daniel Barenboym CEO & Founder

A father of 3 incredible kids. I ran an after-school STEAM company. A lifelong entrepreneur. I strongly believe in helping people. Ran and helped a number of non-profit organizations improve the lives of local communities. Love old cars.

As a STEAM teacher I saw something unique. Kids' love for learning. Parents know how hard it can be to motivate kids, but when it happens, they learn at an amazing pace, and give it their all. I also often heard parents who were unable to afford an activity or get their kids to it. I want kids to be inspired by by experiences in their childhood.



Dmitriy Akinshin CTO & Co-Founder

I have a master's degree in Automation and information technologies. Managed a countrywide internet operations and utilization network. Experience growing and scaling startups. Father of 2 kids. Fluent in 3 languages.



Anna Kuznetsova Customer Success Representative

Currently residing in Germany. Bachelor's degree in International Affairs. Master's degree in Chinese Studies. Speak English, Russian, and Chinese, studying German, Japanese. Passionate about backpack traveling, hockey, music, and the green economy.



Denis Burkatsky Head of Growth

Serial entrepreneur. 10 years in the Education industry. Technical background. I love working on product and seeing improvements. Mentor for Global Women in Tech. Musician, passionate eternal learner, productivity evangelist.



Alexandra Vyshnevska Operations Manager

Originally from Ukraine, Bachelor's degree in International relations. Worked as an operations manager for a large Ukrainian holding. Happy mother of 2 wonderful kids. Love meeting new people. Interested in foreign languages. Mastering French.



Valentine Nesterov Sr. Software Engineer

Sr. Software engineer with a passion for frontend development. I Have more than 10 years of experience in development and consulted well-known companies. A big fan of modern technologies, beer, and skateboarding.



Marina Panahova Customer Success Representative

BA in Administrative management, Azerbaijan State Oil Academy. I love working with customers to help them accomplish their goals and vision. Passionate about education, healthy life, and traveling. Mother of a wonderful and creative child.



Alexei Makarow Front end developer

Fast-growing frontend developer. I'm Involved in web programming for more than 3 years and never give up on challenge. In love with computers, technologies, music, guitar, skateboarding, snowboarding, yachting, motorcycling, sport-paintball and cars.



Mabel Xu Content Manager

Studying at Northeastern for a bachelor's in Business Administration. Concentrations in Management & Consulting and Entrepreneurial Startups. Hopeful minor in Graphic and Information Design. Love cooking, art, fitness, travel, and my dog.

Our Story and Deck

🧬 Our Roots

BeAKid is based in Boston Massachusetts USA. However our team is comprised of people from all over the world. Our CEO immigrated to the USA

in 1989 at the age of 15 from the former Soviet Union. His families roots go to Ukraine and Belarus. For the last 35 years he has been involved in work with a number of non-profit organizations and has worked on many projects helping those in need.

Our team is truly international. In US we have people who trace their roots to Ukraine, Azerbaijan, and China. We also have staff in Montenegro, Netherlands, Philippines, Indonesia and Brazil.

🌏 We are Techstars Alums.

The experience was amazing. Within the program we narrowed down our go-to-market strategy, identified the best way to engage and excite our customers and built a product that our users love.

Here are a few words from Greg Raiz - the managing director of Techstars Boston.


Gregory Raiz - Managing Director at Techstars
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YOU DON'T HAVE
TO BE CR
Watch on YouTube

🤷 We are on a mission.

- Give parents better access and save them time and money by providing the best platform to find, book and manage all activities in one place.
- Give service providers the best back office suite in order to manage registrations, payments, forms, communication, discounts and media.


BE A KID
We make parenting more efficient and less stressful



📈 $4000/year/family is spent on activities.

- Parents are having to work extra hard to afford different activities for kids.
- Service providers don't have affordable way to reach their core audience.

We are in the process of creating the most comprehensive database of every activity across US in every neighborhood and gathering data on pricing, availability and experiences in order to give parents choices.

BeAKid will become the go to place for parents who understand that we have the most information and the best user experience. This will in turn allow service providers to begin to offer their programs through BeAKid and create an easy registration and payment path.


theproblem
Kids are busier than ever.
- Information is scattered
- Hard for parents and providers
- Activity search and booking takes too long
9:00 PM
2:00 PM
BEAKID

👩🏿‍💻 Information is scattered and disorganized.

- Parents are having to use multiple platforms to gather the information they need.
- Service providers are using up to 20 different tools in order to run their business

We provide a single stop shop for parents to research, compare, book, pay for activities as well as connect to other parents to help with carpooling, recommendations and even trading of goods for kids activities.

For service providers we have created an amazing back office suite that covers all of their needs in one solution, saving them time and a huge chunk of money.


oursolution


- Simple & relevant search
- Trusted Results
- Insta-Book
BE A KID

🧑‍🏫 So many new options.

- More kids are participating in after-school enrichment programs then ever. Parents are looking for in person places to take their kids after long lockdown
- Service providers are bouncing back from Covid19 and new shops are opening up in every town.

With so many enrichment programs opening their doors, kids are having more opportunities. While some activities (math, swimming) are long term commitments, most are short term programs. That means parents are often on the hunt for the next thing within a 4-week time frame. Activities are also constantly changing based on the age, season, interest and availability.


themarket
$200 Billion / Year
spent on activities
73
million children in US
4.5
activities per child per week
$245
per month per child
on extra-curricular activities
BE A KID

🧘 Growth is key.

- We have signed up service providers across US, UK, Canada, and Australia.
- We have launched our marketplace for parents and have grown to 70K MAU

Within the next two years we will SEO over 500,000 individual pages through Google, making us, by far, the most comprehensive aggregator of information for parents.

We are starting to get traction with franchises who are both in US and

international.

We are also growing our partnership outreach with non profit organization that are on the state and federal levels.



gotomarket
Growth
International expansion
Large corporate advertisers
horizontal expansion
SEO
Create a comprehensive profile
for each company. Begin to SEO
every profile to drive traffic
SaaS Launch
Test and improve booking
experience for parents and
back office software for providers
We are here
Marketing
Use SEO generated traffic to sell
marketing and SaaS to service
providers looking for customers and
simplicty of registration and payments
Marketplace Launch
Launch marketplace for parents
with over 150,000 service
provider listings on the platform
BE A KID

🚣 Deliberate growth.

- We have multiple subscription models for service providers, ranging from transactional model, to SaaS subscription model.
- Parents can use our platform for free. However we do offer a paid concierge service where we offer to help with research as well as booking

We do realize the need for growth as a company while being very deliberate to make sure that our service to our customers is top notch.



businessmodel
SaaS Subscription/Free for Parents
SMALL BUSINESS
FRENCHISES
PARK & REC
Spoonful
Subscription
$65/Month
Credit Card Fees
2.9% + 30c
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Scoop
Monthly Subscription
$125/Month
Credit Card Fees
2.9% + 30c
GET STARTED
Banana Split
Monthly Subscription
$325/Month
Credit Card Fees
2.9% + 30c
GET STARTED
BE A KID
ADDITIONAL REVENUE STREAMS ARE AVAILABLE AND CAN BE DISCUSSED SEPARATELY

⚙️ Early success.

- We have bootstrapped our development and were able to create an amazing product with only friends and family rounds.
- Now that we are ready to sell and expand, it's time to take a large investment to allow us to hire the right people to move the company forward.

Our main needs today are to build a gold star team with passionate and

Our main needs today are to build a gold star team with passionate and dedicated people who are brilliant at sales, marketing and user experience.


thetraction
$1.9 Million
In transactions
15,154
Registrations
70,000
MAU
BEAKID

🏋 **Why me?**

As a father of 3 kids and previously an owner of an after-school STEAM program, I am uniquely positioned to understand both, the plight of a parent, as well as the needs and wants of a service provider. I, along with my team, am looking forward to growing BeAKid to be a house-hold name and becoming the de facto platform for parents.


BEAKID
The marketplace for kids activities
Daniel Barenboym | invest@beakid.com

👩🏾‍🏫 For Service Providers

Our SaaS solution is by far the most advanced tool that combines all needed features for an after-school program for a very affordable price.


BeAKid.com Product Demo
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BE A KID
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